BROADCOM INC.

1320 Ridder Park Drive

San Jose, California 95131

June 30, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	Broadcom Inc.
Registration Statement on Form S-4, SEC File No. 333-239489

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement (the “Registration Statement”) filed by Broadcom Inc. (the “Issuer”), and each of the guarantors listed in the Registration Statement as a registrant, relating to a proposed offer (the “Exchange Offer”) by the Issuer to exchange up to $525,342,000 aggregate principal amount of 3.125% Senior Notes due April 2021, $692,841,000 aggregate principal amount of 3.125% Senior Notes due October 2022, $1,044,409,000 aggregate principal amount of 3.625% Senior Notes due October 2024, $2,500,000,000 aggregate principal amount of 4.250% Senior Notes due April 2026, $3,000,000,000 aggregate principal amount of 4.750% Senior Notes due April 2029, $2,250,000,000 aggregate principal amount of 4.700% Senior Notes due April 2025, $2,250,000,000 aggregate principal amount of 5.000% Senior Notes due April 2030, $1,000,000,000 aggregate principal amount of 2.250% Senior Notes due November 2023, $2,250,000,000 aggregate principal amount of 3.150% Senior Notes due November 2025, $2,750,000,000 aggregate principal amount of 4.150% Senior Notes due November 2030, $2,000,000,000 aggregate principal amount of 4.300% Senior Notes due November 2032, $1,695,320,000 aggregate principal amount of 3.459% Senior Notes due September 2026 and $2,222,349,000 aggregate principal amount of 4.110% Senior Notes due September 2028 (collectively, the “Exchange Notes”), for any and all of the Issuer’s outstanding 3.125% Senior Notes due 2021, 3.125% Senior Notes due 2022, 3.625% Senior Notes due 2024, 4.250% Senior Notes due 2026, 4.750% Senior Notes due 2029, the 4.700% Senior Notes due 2025, 5.000% Senior Notes due 2030, the 2.250% Senior Notes due 2023, 3.150% Senior Notes due 2025, 4.150% Senior Notes due 2030, 4.300% Senior Notes due 2032, the 3.459% Senior Notes due 2026 and 4.110% Senior Notes due 2028 (the “Outstanding Notes”), I am writing to advise you, on a supplemental basis, that:

(i)

the Issuer is registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Commission’s letter to Shearman & Sterling dated July 2, 1993, and Morgan Stanley & Co. Inc. (available June 5, 1991);

(ii)

the Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer;

(iii)	the Issuer will make each person participating in the Exchange Offer aware, through the prospectus forming a part of the Registration Statement (the “Prospectus”), that:

(A)

any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (x) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters, (y) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction and (z) must be identified as an underwriter in the Prospectus; and

(B)

any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes;

(iv)

the Issuer acknowledges that any secondary resale transaction, as described in clause (iii)(A) above, should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K;

(v)

the Issuer will include in the transmittal letter to be executed by each tendering noteholder that elects to participate in the Exchange Offer a representation from such tendering noteholder to the Issuer that:

(A)

the Exchange Notes or book-entry interests therein to be acquired by such holder and any beneficial owner(s) of such Outstanding Notes or interests therein (“Beneficial Owner(s)”) in connection with the Exchange Offer are being acquired by such holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s);

(B)	the holder and each Beneficial Owner are not engaging, do not intend to engage, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes;

(C)

the holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes or interests therein acquired by such person and cannot rely on the position of the Staff set forth in certain no-action letters;

(D)

the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (v)(C) above and any resales of the Exchange Notes or interests therein obtained by such holder in exchange for the Outstanding Notes or interests therein originally acquired by such holder directly from the Issuer should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission;

(E)	neither the holder nor any Beneficial Owner(s) is an “affiliate,” as defined in Rule 405 under the Securities Act, of the Issuer; and

(F)

in the event such holder is a broker-dealer (whether or not it is also an “affiliate”) that will receive Exchange Notes for its own account pursuant to the Exchange Offer, the Outstanding Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities, and such holder acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a Prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

(vi)	the Issuer will commence the Exchange Offer when the Registration Statement is declared effective by the Commission;

(vii)

the Exchange Offer will remain in effect for a limited time and, except with respect to broker-dealers who tender in the Exchange Offer for whom the Company will keep the registration statement effective for up to 180 days, will not require the Issuer to maintain an “evergreen” registration statement; and

(viii)	the Exchange Offer will be conducted by the Issuer in compliance with the Exchange Act and any applicable rules and regulations promulgated thereunder.

(Signature Page Follows)

Very truly yours,

Broadcom Inc.

By:	/s/ Hock E. Tan
Name:	Hock E. Tan
Title:	President and Chief Executive Officer